Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 11, 2007
Item 3	News Release The news release dated December 11, 2007 was disseminated through Marketwire.
Item 4

Summary of Material Change

Canplats Resources Corporation reported that a 183 meter drill hole intersected oxide gold and silver mineralization from surface in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated December 11, 2007. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Assistant Corporate Secretary 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of December, 2007.

December 11, 2007	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING INTERSECTS 183 METERS AVERAGING 1.61 GRAMS PER TONNE GOLD FROM SURFACE

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report that a 183 meter drill hole intersected oxide gold and silver mineralization from surface in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

CR-06, collared 45 meters south of CR-01 and inclined at -50 degrees to the north, intersected 183 meters averaging 1.61 grams of gold per tonne, 12.84 grams of silver per tonne, 0.49% lead and 0.31% zinc, including 72 meters averaging 2.59 grams of gold per tonne, 18.03 grams of silver per tonne, 0.76% lead and 0.33% zinc. These intersections were hosted entirely in oxide mineralization, and the hole ended in mineralization.
Hole No.	From (meters)	To (meters)	Interval(iii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-01(i)	0	146	146(ii)	1.10	9.71	0.29	0.25
CR-02(i)	0	129	129	0.76	11.87	0.29	0.25
CR-03(i)	0	147	147(ii)	1.05	10.87	0.38	0.27
CR-04	0	180	180(ii)	0.66	11.55	0.21	0.34
incl.	170	180	10(ii)	0.78	11.04	0.16	0.49
CR-05	110	118	8	2.27	5.56	NSV	NSV
CR-06	0	183	183(ii)	1.61	12.84	0.49	0.31
incl.	68	140	72	2.59	18.03	0.76	0.33

(i)	Previously reported in news release dated November 26, 2007
(ii)	Hole ended in mineralization
(iii)  True width to be determined

Maps of the drill program are available at the Canplats web site, www.canplats.com.

Other results include hole CR-04, drilled 115 meters south of hole CR-01, inclined at -50 degrees to the north and drilled close to the southern limit of the Represa Zone, which intersected 180 meters averaging 0.66 grams of gold per tonne, 11.55 grams of silver per tonne, 0.21% lead and 0.34% zinc. The bottom of hole CR-04 intersected 10 meters of sulphide mineralization averaging 0.78 grams of gold per tonne, 11.04 grams of silver per tonne, 0.16% lead and 0.49% zinc. The sulphide intersection is very significant as it confirms the exploration potential to depth below the zone of oxide mineralization.

Hole CR-05, inclined at -50 degrees to the west, was a wildcat hole drilled in a new area now called the Don Julio Zone which was defined by an induced polarization (IP) geophysical study (see news release dated November 26, 2007.) CR-05 intersected 8 meters averaging 2.27 grams of gold per tonne and 5.56 grams of silver per tonne. These results confirm that the area is mineralized, and additional geophysical studies are underway to refine the drill targets in this large anomaly.

Ten holes have been drilled to date on the property, and drilling will continue into late December. Further results will be released as they are received.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.